Filed by Penn Virginia GP Holdings, L.P. pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Penn Virginia GP Holdings, L.P.

Commission File No.: 001-33171

NYSE: PVG

Penn Virginia

GP Holdings

L.P.

Penn Virginia G.P. Holdings, L.P.

PLEASE ACT TODAY

PVG Needs Your Vote

HOW TO VOTE

1. By proxy: sign, date and promptly mail the enclosed proxy in the postage-paid envelope provided;

2. By internet: follow the simple instructions on your enclosed proxy or voting instruction form; or

3. By phone: follow the simple instructions on your enclosed proxy or voting instruction form.

You may also attend the special meeting and vote in person.

Merger Proposed

Penn Virginia

GP Holdings

L.P.

Penn Virginia G.P. Holdings, L.P.

Dear PVG Unitholder:

YOUR VOTE ON THE MERGER PROPOSAL DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS IS VERY IMPORTANT. YOUR BROKER CANNOT VOTE FOR YOU WITHOUT YOUR INSTRUCTION. FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER.

On September 21, 2010, we announced an agreement that would result in the merger of Penn Virginia GP Holdings, L.P. (“PVG”) and our general partner with Penn Virginia Resource Partners, L.P. (“PVR”). Under the terms of the proposed merger, if approved, PVG unitholders will receive 0.98 PVR common units for each PVG common unit owned. Based on the closing prices of PVG and PVR on September 17, 2010, PVG unitholders will receive a 9.5% premium over the value of their PVG units. However, if you exclude PVG’s ownership interests in PVR units, on which a premium will not be paid because the current fair market value of such units is established on the New York Stock Exchange, the premium that PVG unitholders will receive is 21.6%. Following the merger, PVG unitholders will own approximately 54% of PVR and are expected to see an 18% pro forma increase in distributions per unit over what they currently receive from PVG. Furthermore, following the merger, PVR will have a lower cost of capital which will allow it to be more competitive in acquiring assets and growing the partnership. As new unitholders of PVR, the former PVG unitholders will realize the benefits of that expected growth. Although the board of directors of PVG’s general partner (the “PVG Board of Directors”) approved the merger, it still requires the majority approval by you, the common unitholders of PVG.

Lowering the cost of capital and competitively positioning PVR in its coal and natural gas midstream businesses has been a focus of management over the past several years. The need to remain competitive in the coal and midstream businesses has taken on added importance because several other MLPs with whom PVR competes have reduced or proposed to reduce their cost of equity capital by repurchasing, capping or eliminating the incentive distribution rights (“IDRs”) that they pay to their general partners. Natural Resource Partners L.P., Enterprise Product Partners, L.P., Inergy, L.P., Eagle Rock Energy Partners, L.P. and MarkWest Energy Partners, L.P. have all recently reduced or proposed to cap or eliminate the IDRs that they pay to their general partners. PVR’s management believes that if PVR does not similarly act to reduce its cost of capital, it will not be able to effectively compete for acquisitions or attractively finance internal growth projects. This would, of course, limit PVG’s future growth, since PVG’s growth is dependent on PVR’s underlying growth. By merging PVG into PVR, the IDRs payable to PVG would be eliminated. By eliminating the IDRs, PVR is expected to remain competitive when pursuing acquisitions and able to finance organic growth projects less expensively, which should enhance PVR’s long-term distribution growth prospects. As a unitholder of PVR following the merger, you will participate in that expected distribution growth.

Expected benefits to PVG unitholders include, among other things:

? A 21.6% premium over the value of PVG on September 17, 2010 (excluding the value of PVG’s 37% ownership of PVR common units);

? Ownership of an equity stake in PVR will provide PVG unitholders the ability to participate directly in the expected benefits of the operations of PVR, including any future unit price appreciation and/or distribution increases;

? The expected long-term accretion to the distributable cash flow received by PVG unitholders on their newly-issued PVR units;

? An expected pro forma increase of approximately 18% in distributions per unit to be received by PVG’s unitholders based on current distribution rates of PVG and PVR; and

? A simplified corporate structure and elimination of the administrative costs associated with maintaining two publicly traded entities.

In addition, the PVG Board of Directors believes that by exchanging your PVG units for newly-issued PVR units, you will participate in the benefits accruing to PVR from the merger, including:

Lower Cost of Capital

? The elimination of the IDRs will reduce PVR’s cost of capital;

? A lower cost of capital enhances the cash accretion from investments in internal growth projects and acquisitions; and

? A stronger overall competitive position for PVR when pursuing growth opportunities.

Simplified Structure

? A capital structure more easily understood by the investing public;

? Simplified governance of PVR; and

? Reduced general and administrative costs associated with the elimination of one publicly traded entity.

Enhanced Investor and Market Profile

? Improved transparency for debt and equity investors;

? A broader investor base as a result of increasing the public float and trading liquidity of the market for PVR’s units; and

? PVR’s unitholders will have the right to elect all of the directors of its general partner’s board of directors.

The merger would not change PVR’s underlying business, and the existing management team would remain in place and continue to pursue PVR’s strategic objectives to grow the business, grow the distribution and enhance unitholder value.

We encourage you to review the accompanying proxy materials to make an informed decision on this important matter. Attached to this letter are a few selected questions and answers that may be useful to you in considering the merger transaction. If you have any questions concerning the merger proposal, please call our proxy solicitation agent, Morrow & Co., LLC, at (800) 573-4370 (banks and brokers call: (203) 658-9400).

This merger is an important, positive transaction for the PVG unitholders to continue to participate in the long-term growth of PVR. We appreciate your careful consideration of this matter.

Sincerely,

A. James Dearlove Chairman of the Board

Penn Virginia G.P. Holdings, L.P.

Selected Questions and Answers Concerning the Proposed Merger

Q & A

Q: What are the proposed transactions?

A: PVR and PVG have agreed to combine by merging PVG and our general partner into a wholly owned subsidiary of PVR. As a result of the merger, PVR3s general partner will become a subsidiary of PVR.

In addition, the IDRs held by PVG will be cancelled.

Q: What will PVG unitholders receive in connection with the merger?

A: PVG3s unitholders will receive 0.98 PVR common units for each PVG common unit owned representing a 9.5% premium, and 21.6% premium excluding PVR common units owned by PVG, based on the closing prices of PVG and PVR on September 17, 2010, the last trading day before the PVG Board of Directors met to approve the merger agreement.

Q: What will happen to PVG and PVG3s general partner after the merger?

A: As a result of the merger, PVG and our general partner will cease to exist. PVG common units will no longer be publicly traded.

Q: What PVG unitholder approvals are required?

A: It is a condition to closing that the merger be approved by the affirmative vote of the holders of at least a majority of the outstanding common units of PVG. If a unitholder fails to vote, or abstains from casting a vote, that will have the same effect as a “NO” vote with respect to the merger.

Q: What are the expected tax consequences to PVG unitholders as a result of the merger?

A: It is anticipated that a PVG unitholder should not recognize any income or loss for U.S. federal income tax purposes from the transactions contemplated by the merger agreement. However, the tax consequences of the merger are complex. Please read “—Tax Consequences of the Merger to Holdings Unitholders” beginning on page 126 and “—Effect of the Merger on the Ratio of Taxable Income to Distributions for Partnership Unitholders and Holdings Unitholders” beginning on page 128 of the accompanying joint proxy statement/prospectus.

Q: If my PVG common units are held in “street name” by my broker or other nominee, will my broker or other nominee vote my units for me?

A: No. Your broker or other nominee will not be able to vote your PVG common units without instructions from you. Please follow the procedure your broker or other nominee provides to vote your units.

Penn Virginia G.P. Holdings, L.P.

Selected Questions and Answers Q & A Concerning the Proposed Merger

(continued)

Q: What do I need to do now?

A: After you have carefully read the accompanying joint proxy statement/prospectus, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope or by submitting your proxy or voting instruction by telephone or through the internet as soon as possible so that your PVG common units will be represented and voted at the upcoming unitholder meeting.

The accompanying proxy statement describes the proposed merger and related matters in more detail. We urge you to read carefully the entire document before voting your PVG common units.

YOUR VOTE ON THE MERGER PROPOSAL DESCRIBED IN THE ACCOMPANYING PROXY

STATEMENT/PROSPECTUS IS VERY IMPORTANT. YOUR BROKER CANNOT VOTE FOR YOU

WITHOUT YOUR INSTRUCTION. FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE

AGAINST THE MERGER.